UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual General Meeting Results

On July 14, 2021, Stealth BioTherapeutics Corp (the “Company”) held its 2021 Annual General Meeting (the “AGM”). All of the resolutions duly proposed in the Notice of Annual General Meeting were approved at the AGM. The resolutions are described in the Company’s proxy statement for the AGM.

The voting results for each of the resolutions is set forth below.

	For	Against	Abstain
Resolution 1
Re-election of Francis W. Chen, Ph.D. as Class II Director	491,909,799	2,376,300	157,020

Re-election of Louis Lange, M.D., Ph.D. as Class II Director	494,078,619	207,432	157,068

Resolution 2
Increase of Authorized Share Capital	491,940,639	2,396,808	105,672

Share Capital Increase

As a result of the shareholder vote, the Company’s authorized share capital was increased from US$360,000 divided into 1,200,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each to US$480,000 divided into 1,600,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each.  A copy of the Amended and Restated Memorandum and Articles of Association of the Registrant, as amended, is attached hereto as an exhibit and incorporated herein by reference.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date: July 20, 2021

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